Exhibit 99.1

LexinFintech Holdings Ltd. Appoints Chief Technology Officer

SHENZHEN, China, Feb. 2, 2021 /GLOBE NEWSWIRE/ -- LexinFintech Holdings Ltd. ("Lexin" or the "Company") (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced that it has appointed Mr. Erwin Yong Lu as the Company's chief technology officer, effective February 1, 2021.

Mr. Lu has over 20 years of experience in the technology sector and has held various senior positions. Prior to joining us, Mr. Lu served as the chief information officer of Ping An Life Insurance. Prior to that, he served as the chief technology officer and vice president for SINA mobile, a leading online media company in China. From 2016 to 2017, he was the chief technology officer of 51Talk (NYSE:COE), a leading online education platform in China. He also worked from 2014 to 2016 as the general manager of the advertisement division at Weibo Corporation, a NASDAQ listed leading Chinese social media company. From 2012 to 2014, Mr. Lu worked at Facebook in Seattle as a software engineer. Before that, Mr. Lu worked at Microsoft in Seattle from 2003 to 2012 as a senior software engineer. Mr. Lu received his master’s degree in computer science from the University of Denver in 2003 and a master’s degree in chemistry from Zhejiang University in 1998. Mr. Lu is also a named contributor in five IT patents in the United States.

“We are delighted to welcome Erwin to our team,” said Mr. Jay Wenjie Xiao, Lexin's chairman and chief executive officer. “We believe that he will bring strong technology expertise to the Company. With him joining us as the chief technology officer, we are very confident that we will further enhance our market leading technology development capabilities.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com